Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No.  35  - 2010

November 30, 2010
FOR IMMEDIATE RELEASE

AURIZON RECEIVES AWARD FROM AEMQ

Aurizon Mines Ltd. (TSX:ARZ; NYSE Amex:AZK) (“Aurizon”) is very pleased to announce that the Company, together with Typhoon Exploration Inc., (“Typhoon”) has received the “2010 Entrepreneur of the Year” award from the Association de l'exploration minière du Québec (AEMQ) at the recent Quebec Exploration 2010 convention.  The award was presented to Aurizon and Typhoon in recognition of the exploration results achieved in recent months on the Fayolle project, which is situated 10 kilometres north of Aurizon’s Joanna project, in the heart of the Abitibi gold camp.

“We are delighted and honoured to receive this award.” said David Hall, President and Chief Executive Officer. "Our exploration team in Val d’Or recognized the potential of the Fayolle property and we look forward to continued exploration success from our current drill program.”

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717